Mail Stop 3561

September 11, 2009

Henry Fong
President
PB Capital International, Inc.
319 Clematis Street, Suite 703
West Palm Beach, FL 33401

> **Re: PB Capital International, Inc.**
> **Registration Statement on Form 10**
> **Filed August 18, 2009**
> **File No. 0-53768**

Dear Mr. Fong:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10

1. Please note that your registration statement will become effective by operation of law 60 days from the date you filed it and that you will then be responsible for filing reports required by Section 13 of the Securities Exchange Act of 1934. We also may continue to comment on your registration statement after the effective date. If you do not wish to incur those obligations until all of the following issues are resolved, you may wish to consider withdrawing your registration statement

and resubmitting a new registration statement when you have revised your document.

Security Ownership of Certain Beneficial Owners and Management, page 12

2. Please disclose the natural person(s) or public company that has the ultimate voting or investment control over the shares held by Cresthill Associates, LLC. Refer to Question 140.02 and Interpretive Response 240.04 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov. In addition, please reconcile the disclosure in the table to the information in the second paragraph under Item 7 on page 15 and Item 10 on page 17.

Directors and Executive Officers, page 13

3. Please indicate the principal business for AlumniFuel Power, Inhibetex Therapeutics, Inc. and Equitex 2000, Inc.

Certain Relationships and Related Transactions, and Director Independence, page 15

4. In the second paragraph, please reconcile your statement that Mr. Fong has paid all expenses with the disclosure under Item 10 on page 17. In addition, please indicate the operating status of the companies listed as current activities for Mr. Fong on page 13. In this regard, if any of the companies may be in competition with you, please revise your risk factor section to include such information.

Holders, page 16

5. Please update this information to the latest practicable date.

Description of Registrant's Securities to be Registered, page 18

6. We note your discussion of the attributes of your common stock and preferred stock. For many of the rights described we could not find a corresponding provision of your articles of incorporation or by-laws. Please confirm to us, if true, that the description of your securities is based upon Delaware corporate law rather than your articles and by-laws.

Trading Securities in Secondary Market, page 19

7. Please revise your disclosure here and throughout your prospectus as applicable to clarify that to be quoted on the OTC Bulletin Board, a market maker must file an application on your behalf in order to make a market for your common stock. You can not file an application to be quoted.

Exhibit 23.1

8. Please revise your consent to make reference to the audited financial statements of
    PB Capital International, Inc. as opposed to Mint Capital, Inc.

****

As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the
   filing;

· staff comments or changes to disclosure in response to staff comments do not
   foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated
   by the Commission or any person under the federal securities laws of the United
   States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Tony Watson, Accountant, at (202) 551-3318 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director